Exhibit 99.89

Trust Units

An unlimited number of Trust Units may be created and issued pursuant to the Trust Indenture. Each Trust Unit shall entitle the holder thereof to one vote at any meeting of the holders of Trust Units and represents an equal fractional undivided beneficial interest in any distribution from the Trust (whether of Distributable Cash, net realized capital gains or other amounts) and in any net assets of the Trust in the event of termination or winding-up of the Trust. All Trust Units outstanding from time to time shall be entitled to an equal share of any distributions by the Trust, and in the event of termination or winding-up of the Trust, in any net assets of the Trust. All Trust Units shall rank among themselves equally and rateably without discrimination, preference or priority. Each Trust Unit is transferable, subject to compliance with applicable Canadian securities laws, is not subject to any conversion or preemptive rights and entitles the holder thereof to require the Trust to redeem any or all of the Trust Units held by such holder (see “The Trust - Redemption Right”) and to one vote at all meetings of Trust Unitholders for each Trust Unit held.

The Trust Units do not represent a traditional investment and should not be viewed by investors as “shares” in either the Trust or Penn West. As holders of Trust Units in the Trust, the Trust Unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring “oppression” or “derivative” actions. The price per Trust Unit will be a function of anticipated distributable income from AcquisitionCo and Penn West and the ability of Penn West to effect long term growth in the value of the Trust. The market price of the Trust Units will be sensitive to a variety of market conditions including, but not limited to, interest rates, commodity prices and the ability of the Trust to acquire additional assets. Changes in market conditions may adversely affect the trading price of the Trust Units.

The Trust Units are not “deposits” within the meaning of the Canada Deposit Insurance Corporation Act (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

Special Voting Units

The Trust Indenture allows for the creation of Special Voting Units which will enable the Trust to provide voting rights to holders of any exchangeable shares that may be issued by AcquisitionCo or other direct or indirect subsidiaries of the Trust in connection with exchangeable share transactions.

An unlimited number of Special Voting Units may be created and issued pursuant to the Trust Indenture. Holders of Special Voting Units shall not be entitled to any distributions of any nature whatsoever from the Trust and shall be entitled to attend at meetings of Unitholders and to such number of votes at meetings of Trust Unitholders as may be prescribed by the board of directors of Penn West in the resolution authorizing the issuance of any Special Voting Units. Except for the right to attend and vote at meetings of the Trust Unitholders, the Special Voting Units shall not confer upon the holders thereof any other rights.

Trust Unitholder Limited Liability

The Trust Indenture provides that no Unitholder, in its capacity as such, shall incur or be subject to any liability in contract or in tort or of any other kind whatsoever to any person in connection with the Trust Fund (as defined in the Trust Indenture) or the obligations or the affairs of the Trust or with respect to any act performed by the Trustee or by any other person pursuant to the Trust Indenture or with respect to any act or omission of the Trustee or any other person in the performance or exercise, or purported performance or exercise, of any obligation, power, discretion or authority conferred upon the Trustee or such other person hereunder or with respect to any transaction entered into by the Trustee or by any other person pursuant to the Trust Indenture. The Trust Indenture also provides that no Unitholder shall be liable to indemnify the Trustee or any such other person with respect to any such liability or liabilities incurred by the Trustee or by any such other person or persons or with respect to any taxes payable by the Trust or by the Trustee or by any other person on behalf of or in connection with the Trust. Notwithstanding the foregoing, to the extent that any Unitholders are found by a court of competent jurisdiction to be subject to any such liability, such liability shall be enforceable only against, and shall be satisfied only out of, the assets of the Trust and the Trust (to the extent of the assets of the Trust) is liable to, and shall indemnify and save harmless any Unitholder against any costs, damages, liabilities, expenses, charges or losses suffered by any Unitholder from or arising as a result of such Unitholder not having any such limited liability.

The Trust Indenture provides that all contracts signed by or on behalf of the Trust must contain a provision to the effect that such obligation will not be binding upon Trust Unitholders personally. Notwithstanding the terms of the Trust Indenture, Trust Unitholders may not be protected from liabilities of the Trust to the same extent a shareholder is protected from the liabilities of a corporation. Personal liability may also arise in respect of claims against the Trust (to the extent that claims are not satisfied by the Trust) that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities. The possibility of any personal liability to Trust Unitholders of this nature arising is considered unlikely in view of the fact that the primary activity of the Trust is to hold securities, and all of the business operations currently carried on by Penn West will be carried on by AcquisitionCo directly or indirectly. The Income Trusts Liability Act (Alberta) came into force on July 1, 2004. The legislation provides that a unitholder will not be, as a beneficiary, liable for any act, default, obligation or liability of the trustee that arises after the legislation came into force.

The activities of the Trust and its direct and indirect wholly-owned subsidiaries, including AcquisitionCo, Penn West, Northern Reef, Trocana, Penn West Exploration and the Penn West Partnership, will be conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability to the Trust Unitholders for claims against the Trust including by obtaining appropriate insurance, where available, for the operations of the Trust’s direct and indirect subsidiaries and having contracts signed by or on behalf of the Trust include a provision that such obligations are not binding upon Trust Unitholders personally.

Issuance of Trust Units

The Trust Indenture provides that Trust Units, including rights, warrants, special warrants and other securities to purchase, to convert into or to exchange into Trust Units, may be created, issued, sold and delivered on such terms and conditions and at such time or times as the Trustee, upon the recommendation of the board of directors of Penn West, may determine. The Trust Indenture also provides that Penn West may authorize the creation and issuance of debentures, notes and other evidences of indebtedness of the Trust which debentures, notes or other evidences of indebtedness may be created and issued from time to time on such terms and conditions to such persons and for such consideration as Penn West may determine.

Cash Distributions

The Trustee may, upon the recommendation of Penn West, as administrator, declare payable to the Unitholders all or any part of the Distributable Cash of the Trust earned from interest income on the Notes and Penn West Notes and from the income generated under the NPI Agreement, less all expenses and liabilities of the Trust due and accrued and which are chargeable to the net income of the Trust.

The initial cash distribution for the period from the Effective Date of the Arrangement will be paid to Unitholders of record on June 30, 2005 and is expected to be made on or before July 15, 2005. Thereafter, it is expected that cash distributions will be made on the 15th day of each month to Unitholders of record on the immediately preceding Distribution Record Date.

Redemption Right

Trust Units are redeemable at any time on demand by the holders thereof upon delivery to the Trust of the certificate or certificates representing such Trust Units, accompanied by a duly completed and properly executed notice requiring redemption. Upon receipt of the notice to redeem Trust Units by the Trust, the holder thereof shall only be entitled to receive a price per Trust Unit (the “Market Redemption Price”) equal to the lesser of: (i) 95% of the “market price” of the Trust Units on the principal market on which the Trust Units are quoted for trading during the 10 trading day period commencing immediately after the date on which the Trust Units are tendered to the Trust for redemption; (ii) 95% of the closing market price on the principal market on which the Trust Units are quoted for trading on the date that the Trust Units are so tendered for redemption, and (iii) 95% of the closing market price of the Trust Units on the date of redemption.

For the purposes of this calculation, “market price” will be an amount equal to the simple average of the closing price of the Trust Units for each of the trading days on which there was a closing price; provided that, if the applicable exchange or market does not provide a closing price but only provides the highest and lowest prices of the Trust Units traded on a particular day, the market price shall be an amount equal to the simple average of the average of the highest and lowest prices for each of the trading days on which there was a trade; and provided further that if there was trading on the applicable exchange or market for fewer than five of the 10 trading days, the market price shall be the simple average of the following prices established for each of the 10 trading days: the average of the last bid and last ask prices for each day on which there was no trading; the closing price of the Trust Units for each day that there was trading if the exchange or market provides a closing price; and the average of the highest and lowest prices of the Trust Units for each day that there was trading, if the market provides only the highest and lowest prices of Trust Units traded on a particular day. The closing market price shall be: an amount equal to the closing price of the Trust Units if there was a trade on the date; an amount equal to the average of the highest and lowest prices of the Trust Units if there was trading and the exchange or other market provides only the highest and lowest prices of Trust Units traded on a particular day; and the average of the last bid and last ask prices if there was no trading on the date.

The Market Redemption Price payable by the Trust in respect of any Trust Units tendered for redemption during any calendar month shall be satisfied by way of cheque payable on the last day of the calendar month following the month in which the Trust Units were tendered for redemption. The entitlement of Unitholders to receive a cheque upon the redemption of their Trust Units is subject to the limitation that the total amount payable by the Trust in respect of such Trust Units and all other Trust Units tendered for redemption in the same calendar month shall not exceed $250,000 provided that, Penn West may, in its sole discretion, waive such limitation in respect of any calendar month. If this limitation is not so waived, the Market Redemption Price payable by the Trust in respect of Trust Units tendered for redemption in such calendar month shall be paid on the last day of the calendar month following such month by the Trust distributing Redemption Notes of AcquisitionCo to the Unitholders who exercised the right of redemption.

The Redemption Notes will be due on the third anniversary of the date of issuance and will bear interest at a rate per annum to be set by the directors of Penn West in the context of the prevailing interest rates for debt instruments having equivalent terms and conditions. The Redemption Notes will be issued under a trust indenture and will provide for their issuance to the Trust in consideration of cash or as a reduction in the principal amount of the Notes.

It is anticipated that this redemption right will not be the primary mechanism for holders of Trust Units to dispose of their Trust Units. Redemption Notes which may be distributed in specie to Unitholders in connection with a redemption will not be listed on any stock exchange and no market is expected to develop in such Redemption Notes. Redemption Notes may not be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans.

Non-Resident Trust Unitholders

The Trust Indenture currently provides that at no time may the Trust be maintained for the benefit of non-residents. The Trustee or transfer agent may require declarations as to the jurisdictions in which beneficial owners of Trust Units are resident. If the transfer agent or Penn West becomes aware that the beneficial owners of 50 percent or more of the Trust Units then outstanding are, or may be, non-residents or that such a situation is imminent, the transfer agent or Penn West (as applicable) will advise the Trustee and the Trustee may, or upon receiving a direction from the Trustee the transfer agent may, make a public announcement thereof and not thereafter accept a subscription for Trust Units from or issue or register a transfer of Trust Units to a person unless the person provides a declaration that the person is not a non-resident of Canada.

In connection with the completion of the Trust’s acquisition of Petrofund Energy Trust, the Trust expects that the Trust Indenture will be amended to delete the non-resident ownership restrictions described in the preceding paragraph, and replace them with a requirement that the Trust must use its best commercial efforts to maintain its status as a “mutual fund trust” under the Canadian Income Tax Act.

Meetings of Trust Unitholders

The Trust Indenture provides that meetings of Trust Unitholders must be called and held for, among other matters, the election or removal of the Trustee, the appointment or removal of the auditors of the Trust, the approval of amendments to the Trust Indenture (except as described under “The Trust - Amendments to the Trust Indenture”), the sale of the property of the Trust as an entirety or substantially as an entirety, and the commencement of winding-up the affairs of the Trust. Meetings of Trust Unitholders will be called and held annually for, among other things, the election of the directors of Penn West and the appointment of the auditors of the Trust. At every third meeting of Trust Unitholders, Trust Unitholders will be asked to re-appoint, or appoint the successor to, the Trustee of the Trust.

A meeting of Trust Unitholders may be convened at any time and for any purpose by the Trustee and must be convened, except in certain circumstances, if requisitioned by the holders of not less than 20% of the Trust Units then outstanding by a written requisition. A requisition must, among other things, state in reasonable detail the business purpose for which the meeting is to be called.

Trust Unitholders may attend and vote at all meetings of Trust Unitholders either in person or by proxy and a proxyholder need not be a Trust Unitholder. Two persons present in person or represented by proxy and representing in the aggregate at least 5% of the votes attaching to all outstanding Trust Units shall constitute a quorum for the transaction of business at all such meetings. For the purposes of determining such quorum, the holders of any issued Special Voting Units who are present at the meeting shall be regarded as representing outstanding Trust Units equivalent in number to the votes attaching to such Special Voting Units to the extent the holder has voting directions.

The Trust Indenture contains provisions as to the notice required and other procedures with respect to the calling and holding of meetings of Trust Unitholders in accordance with the requirements of applicable laws.

Reporting to Trust Unitholders

The financial statements of the Trust will be audited annually by an independent recognized firm of chartered accountants. The audited financial statements of the Trust, together with the report of such chartered accountants, and the unaudited interim financial statements of the Trust, will be mailed to Trust Unitholders in accordance with the requirements of, and within the periods prescribed by, securities legislation. The year end of the Trust shall be December 31.

The Trust will be subject to the continuous disclosure obligations under all applicable securities legislation.

Takeover Bids

The Trust Indenture contains provisions to the effect that if a takeover bid is made for the Trust Units and not less than 90% of the Trust Units (other than Trust Units held at the date of the takeover bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Trust Units held by Trust Unitholders who did not accept the takeover bid on the terms offered by the offeror.

The Trustee

CIBC Mellon Trust Company is the initial trustee of the Trust. The Trustee is responsible for, among other things, accepting subscriptions for Trust Units and issuing Trust Units pursuant thereto and maintaining the books and records of the Trust and providing timely reports to holders of Trust Units. The Trust Indenture provides that the Trustee shall exercise its powers and carry out its functions thereunder as Trustee honestly, in good faith and in the best interests of the Trust and the Trust Unitholders and, in connection therewith, shall exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

The initial term of the Trustee’s appointment is until the third annual meeting of Unitholders. The Unitholders shall, at the third annual meeting of the Unitholders, re-appoint, or appoint a successor to the Trustee for an additional three year term, and thereafter, the Unitholders shall reappoint or appoint a successor to the Trustee at the annual meeting of Unitholders three years following the reappointment or appointment of the successor to the Trustee. The Trustee may resign on giving not less than 60 days’ notice in writing to Penn West. The Trustee may also be removed by special resolution of the Unitholders. Such resignation or removal shall not become effective until (a) the appointment of, and acceptance of such appointment by, a new Trustee in the place of the resigning Trustee or the Trustee to be removed, and (b) a legal and valid assumption by the new Trustee of all obligations of the Trustee related thereto in the same capacities as the resigning Trustee or the Trustee to be removed.

Delegation of Authority, Administration and Trust Governance

The Trust will not be managed by a third party manager. As part of the Closing, the Trust Indenture will be amended to make Penn West a party thereto and the Trust will be managed by the management of Penn West. The Trustee will enter into an administration agreement (the “Trust Administration Agreement”) pursuant to which Penn West will provide certain administrative services and facilities to the Trust. For information respecting the principal occupations and experience and qualifications of the directors and officers of Penn West, see Penn West’s annual information form dated March 22, 2005 (the “AIF”), “Directors and Officers”, which is incorporated by reference herein and also “Other Matters To Be Brought Before The Meeting – Election of Directors”.

The board of directors of Penn West will generally be delegated the significant management decisions of the Trust. Such delegation to Penn West will include responsibility for any and all matters relating to the following: (i) an offering of securities of the Trust; (ii) ensuring compliance with all applicable laws, including in relation to an offering of securities of the Trust; (iii) all matters relating to the content of any documents relating to an offering of securities of the Trust, the accuracy of the disclosure contained therein, and the certification thereof; (iv) all matters concerning the terms of, and amendment from time to time of, the material contracts of the Trust; (v) all matters concerning any subscription agreement or underwriting or agency agreement providing for the sale or issue of Trust Units or securities convertible for or exchangeable into Trust Units or rights to acquire Trust Units; (vi) all matters concerning the Arrangement, the Arrangement Agreement and the Plan; (vii) all matters relating to the redemption of Trust Units; (viii) all matters relating to the voting rights on any investments of the Trust; (ix) all matters relating to the specific powers and authorities as set forth in the Trust Indenture; (x) the adoption of a Unitholder rights plan and other miscellaneous matters relating to the maximization of Unitholder value; and (xi) all matters relating to amending AcquisitionCo’s or Penn West’s articles to create a class or classes or series of exchangeable shares.

Liability of the Trustee

The Trustee, its directors, officers, employees, shareholders and agents shall not be liable to any Unitholders or any other person, in tort, contract or otherwise, in connection with any matter pertaining to the Trust or the property of the Trust, arising from the exercise by the Trustee of any powers, authorities or discretion conferred under the Trust Indenture, including, without limitation, any action taken or not taken in good faith in reliance on any documents that are, prima facie, properly executed, any depreciation of, or loss to, the property of the Trust incurred by reason of the sale of any asset, any inaccuracy in any evaluation provided by any appropriately qualified person, any reliance on any such evaluation, any action or failure to act of Penn West, or any other person to whom the Trustee has, with the consent of Penn West, delegated any of its duties hereunder, or any other action or failure to act (including failure to compel in any way any former trustee to redress any breach of trust or any failure by Penn West to perform its duties under or delegated to it under the Trust Indenture or any other contract), unless such liabilities arise out of the negligence, wilful default or fraud of the Trustee or any of its directors, officers, employees, shareholders or agents. If the Trustee has retained an appropriate expert, adviser or legal counsel with respect to any matter connected with its duties under the Trust Indenture or any other contract, the Trustee may act or refuse to act based on the advice of such expert, adviser or legal counsel, and the Trustee shall not be liable for and shall be fully protected from any loss or liability occasioned by any action or refusal to act based on the advice of any such expert, adviser or legal counsel. In the exercise of the powers, authorities or discretion conferred upon the Trustee under the Trust Indenture, the Trustee is and shall be conclusively deemed to be acting as Trustee of the assets of the Trust and shall not be subject to any personal liability for any debts, liabilities, obligations, claims, demands, judgments, costs, charges or expenses against or with respect to the Trust or the property of the Trust. In addition, the Trust Indenture contains other customary provisions limiting the liability of the Trustee.

Amendments to the Trust Indenture

The Trust Indenture may be amended or altered from time to time by special resolution.

The Trustee may, without the approval of any of the Trust Unitholders or any other person, amend the Trust Indenture for the purpose of:

(a)                                  ensuring the Trust’s continuing compliance with applicable laws or requirements of any governmental agency or authority of Canada or of any province;

(b)                                 ensuring that the Trust will satisfy the provisions of each of subsections 108(2) and 132(6) of the Tax Act as from time to time amended or replaced and will not be foreign property for the purposes of the Tax Act;

(c)                                  ensuring that such additional protection is provided for the interests of Unitholders as the Trustee may consider expedient;

(d)                                 amending, modifying or changing any provisions hereof that are necessary or desirable in the opinion of the Corporation as a result of amendments to the Tax Act, the regulations thereunder or the interpretation thereof including, without limitation, amendments or changes relating to foreign property, eligibility for investment and the requirements to maintain the Trust’s status as a “unit trust” and a “mutual fund trust” for purposes of the Tax Act;

(e)                                  removing or curing any conflicts or inconsistencies between the provisions of the Trust Indenture or any supplemental indenture, any Administration Agreement and any other agreement of the Trust or any Offering Document with respect to the Trust, or any applicable law or regulation of any jurisdiction, provided that in the opinion of the Trustee the rights of the Trustee and of the Unitholders are not prejudiced thereby;

(f)                                    providing for, or amending the provisions for, the electronic delivery by the Trust to Unitholders of documents relating to the Trust (including annual and quarterly reports, including financial statements, notices of Unitholder meetings and information circulars and proxy related materials) at such time as applicable securities laws have been amended to permit such electronic delivery in place of normal delivery procedures, provided that such amendments to the Trust Indenture are not contrary to or do not conflict with such laws;

(g)                                 curing, correcting or rectifying any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions, provided that in the opinion of the Trustee the rights of the Trustee and of the Unitholders are not prejudiced thereby; and

(h)                                 making any modification in the form of Trust Unit certificates to conform with the provisions of the Trust Indenture, or any other modifications, provided the rights of the Trustee and of the Unitholders are not prejudiced thereby.

Notwithstanding the foregoing, the Trust Indenture may be amended without the consent of the Unitholders at any time prior to or on the Effective Date.

Termination of the Trust

The Unitholders may vote to terminate the Trust at any meeting of the Unitholders duly called for that purpose, subject to the following: (i) a vote may only be held if requested in writing by the holders of not less than 20% of the outstanding Trust Units; (ii) a quorum of holders of not less than 50% of the issued and outstanding Trust Units is present in person or represented by proxy; and (iii) the termination must be approved by special resolution of Unitholders.

Unless the Trust is earlier terminated or extended by vote of the Unitholders, the Trustee shall commence to wind-up the affairs of the Trust on December 31, 2099. In the event that the Trust is wound-up, the Trustee will sell and convert into money the property of the Trust (including any direct royalties) in one transaction or in a series of transactions at public or private sale and do all other acts appropriate to liquidate the property of the Trust, and shall in all respects act in accordance with the directions, if any, of the Unitholders in respect of a termination authorized pursuant to the special resolution authorizing the termination of the Trust. Notwithstanding anything herein contained, in no event shall the Trust be wound up until any direct royalties shall have been disposed of, and under no circumstances shall any Unitholders come into possession of any interest in any royalty. After paying, retiring or discharging or making provision for the payment, retirement or discharge of all known liabilities and obligations of the Trust and providing for indemnity against any other outstanding liabilities and obligations, the Trustee shall distribute the remaining part of the proceeds of the sale of the assets (including any direct royalties) together with any cash forming part of the property of the Trust among the Unitholders in accordance with their pro rata share.

Exercise of Voting Rights Attached to Common Shares of Penn West

The Trust Indenture prohibits the Trustee from voting, or causing to be voted, the common shares of Penn West with respect to (i) the election of directors of Penn West, (ii) the appointment of auditors of Penn West, or (iii) the approval of Penn West’s financial statements (if required by applicable legislation), except in accordance with an ordinary resolution adopted at an annual meeting of Unitholders.

The Trustee is also prohibited from voting, or causing to be voted, the common shares of Penn West or other securities of its Affiliates to authorize:

(a)                                  any sale, lease or other disposition of, or any interest in, all or substantially all of the assets of the Trust, taken as a whole, except in conjunction with an internal reorganization of the direct or indirect assets of Penn West or any other Affiliate of the Trust as a result of which Penn West, the Trust or any other Affiliate of the Trust has the same, or substantially similar interest, whether direct or indirect, in the assets as the interest, whether direct or indirect, that it had prior to the reorganization;

(b)                                 any statutory amalgamation or merger of Penn West or any other Affiliate of the Trust with any other entity, except in conjunction with an internal reorganization as referred to in paragraph (a) above and which includes without limitation the amalgamation of AcquisitionCo, Penn West, Northern Reef and Penn West Exploration;

(c)                                  any statutory arrangement involving Penn West or any other Affiliate of the Trust, except in conjunction with an internal reorganization as referred to in paragraph (a) above;

(d)                                 any amendment to the articles of Penn West to increase or decrease the minimum or maximum number of directors; or

(e)                                  any material amendment to the articles of Penn West to change the authorized share capital or amend the rights, privileges, restrictions and conditions attaching to any class of Penn West’s shares in a manner which may be prejudicial to the Trust, provided, however, that the Trustee shall have the authority to take such steps as may be necessary to complete the amalgamation of AcquisitionCo, Penn West, Northern Reef and Penn West Exploration and to amend the articles of Penn West or any successor to Penn West to create a class or classes or series of exchangeable shares;

without the approval of the Unitholders by special resolution at a meeting of Unitholders called for that purpose.